U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-54A

     NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
        OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
                         SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                                      5G Wireless Communications Inc.

Address of Principal Business Office:      4136 Del Rey Avenue
                                           Marina Del Rey,
                                           California 90292

Telephone Number:                          (310) 448-8022



Name and Address of Agent for Service of
Process:                                   Jerry Dix, CEO
                                           5G Wireless Communications Inc.
                                           4136 Del Rey Avenue
                                           Marina Del Rey, California 90292

Copy to:                                   James A. Reskin
                                           Reskin & Associates
                                           520 South Fourth Avenue, Suite 400
                                           Louisville, Kentucky 40202-2577

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 10-SB, File No. 000-30448 , filed December 15, 1999.

[  ]    The company is relying on Rule 12g-2 under the Securities
        Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in California; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.


                              SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Marina Del Ray and State of California on this 18th day of October 2004.


                                       By:/s/ Jerry Dix
                                       Name:  Jerry Dix
                                       Title:  Chief Executive Officer

Attest:  /s/ Don Boudewyn
By:  Don Boudewyn, Secretary